Exhibit 11.1

RF MONOLITHICS, INC.

Computation of Net Loss per Share

Years Ended August 31, 2003, 2002 and 2001

(In thousands, except per-share data)

	2003	2002	2001
Average common shares outstanding	7,170	7,095	6,712
Net effect of dilutive stock options – based on the treasury stock method	—	—	—

Total common and common equivalent shares	7,170	7,095	6,712

Net loss	$(3,341)	$(442)	$(13,241)

Net loss per share – Basic and Diluted	$(0.47)	$(0.06)	$(1.97)